Exhibit 99.1 Company announcement – No. 8/ 2022

Zealand convenes its Annual General Meeting 2022

Notice to convene the Annual General Meeting of Zealand Pharma A/S (CVR no. 20 04 50 78) (the "Company").

The Board of Directors of the Company hereby convenes the Annual General Meeting of the Company to be held on:

Wednesday, April 6 2022 at 3:00 pm (CEST)

In accordance with Article 11.1 of the Company's Articles of Association the Annual General Meeting will be held as a completely electronic meeting without the possibility for shareholders to attend in person. Participation in the Annual General Meeting will solely take place via the internet as further set out in this notice.

Agenda:

(1)	Management’s report on the Company's activities during the past financial year

(2)	Approval of the audited Annual Report 2021

(3)	Resolution on the cover of loss in accordance with the approved Annual Report 2021

(4)	Election of members to the Board of Directors

(5)	Election of the auditor

(6)	Authorization for the Company to acquire treasury shares directly and/or acquire American depositary shares

(7)	Proposal from the Board of Directors to amend the Company's Remuneration Policy

(8)	Proposal from the Board of Directors to approve the Company's Remuneration Report

(9)	Proposal from the Board of Directors to approve the fees for the Board of Directors for the financial year 2022

(10)	Proposal from the Board of Directors to approve introducing an option under the existing authorization in Article 7.1 of the Articles of Association for the Board of Directors to increase the share capital by way of debt conversion and, subject to approval of agenda item (12), to include a total aggregate cap for the nominal capital increases which the Board of Directors may decide upon pursuant to Article 7.1 and the proposed new Article 8.13

(11)	Proposal from the Board of Directors to approve a new authorisation to issue warrants

(12)	Proposal from the Board of Directors to raise loans against issuance of convertible debt instruments

(13)	Any other business

Complete proposals:

Re item (2): The Board of Directors proposes that the Annual Report 2021 is approved.

Re item (3): The Board of Directors proposes that the annual result, which is a loss of TDKK 1,018,149 is carried forward to the following year.

Re item (4):

The board members elected by the General Meeting are elected on an annual basis.

All of the incumbent board members are standing for re-election and the Board of Directors proposes, in accordance with the recommendation from the Nomination Committee, re-election of all the members:

•    Alf Gunnar Martin Nicklasson

•    Kirsten Aarup Drejer

•    Alain Munoz

•    Jeffrey Berkowitz

•    Michael John Owen

•    Leonard Kruimer

•    Bernadette Mary Connaughton

For a description of the nominated candidates, see Appendix 1 to this notice.

Re item (5):

The Board of Directors proposes the re-election of EY Godkendt Revisionspartnerselskab, CVR no.: 30 70 02 28, in accordance with the recommendation of the Audit Committee. The Audit Committee has not been influenced by third parties and has not been subject to any agreement with third parties that limits the General Meeting to electing certain auditors or audit firms as auditor.

Re item (6):

The Board of Directors requests that the General Meeting authorizes the Company to acquire, during the period until the next Annual General Meeting, treasury shares directly and/or acquire American depositary shares, provided the acquisition, pursuant to Section 197 of the Danish Companies Act, can be financed by funds that could otherwise be distributed as ordinary dividends. The Company's aggregated acquisition of treasury shares and American depositary shares shall not exceed a total nominal value of 10 % of the Company's share capital at any given time. The acquisition price for the treasury shares may not deviate by more than 10 % from the quoted price for the Company’s shares on Nasdaq Copenhagen at the time of purchase, and the acquisition price for the American depositary shares may not deviate by more than 10 % from the quoted price for the American depositary shares traded on NASDAQ Global Select Market in the United States at the time of purchase. The Company may surrender any acquired American depositary shares to the depositary enabling the Company to take delivery of the underlying shares.

Re item (7):

The Board of Directors proposes that the General Meeting approves the revised Remuneration Policy of the Company.

The Company's existing Remuneration Policy was adopted at the Company's Annual General Meeting 2021 in accordance with Section 139 of the Danish Companies Act.

The revised Remuneration Policy involves certain amendments of formal and structural character in order to provide more legibility and transparency. Compared to the existing Remuneration Policy, the revised Remuneration Policy involves the following material amendments:

•    The terms of the long-term incentives for members of the Executive Management are proposed amended so that it consist of a combination of 75% PSUs and 25% warrants (in replacement of RSUs). The terms of PSUs are unchanged. The proposed terms of warrants involves a 3 year vesting period with 1/3 vesting each year followed by an exercise period of 5 years.

•    It is proposed to add the possibility for the Board of Directors to (at their discretion) decide on accelerated vesting or exercise under any of the Company's long-term incentives for the Executive Management in the event of certain change of control events specified in the Remuneration Policy or in accordance with customary leaver provisions.

•    The clause concerning claw back of variable remuneration is proposed to be updated to reflect the new wording of paragraph 4.1.6. of the Danish Recommendations on Corporate Governance which was changed as part of the most recent revision of the Danish Recommendations on Corporate Governance.

The reason for the proposed amendments of the Remuneration Policy is among others to ensure that the Company's remuneration structure enables the Company to attract and retain talented members of the Executive Management and the Board of Directors and to seek further alignment with US standards.

The draft revised Remuneration Policy is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The adopted Remuneration Policy will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

Re item (8):

The Board of Directors proposes that the General Meeting approves the Company's Remuneration Report for the financial year 2021.

The adoption of the Remuneration Report is subject to the regulation from the implementation of the Shareholder Rights Directive (Directive (EU) 2017/828 of 17 May 2017) in Section 139 b of the Danish Companies Act.

The Remuneration Report has been prepared in accordance with the requirements prescribed by Section 139 b of the Danish Companies Act and contains, inter alia, an overall view of the total remuneration for 2021 of each member of the Board of Directors and the Executive Management of the Company.

The Remuneration Report also contains additional descriptions in accordance with Section 139 b of the Danish Companies Act, including, inter alia, explanation of how the remuneration for 2021 complies with the Company's applicable Remuneration Policy, including how it contributes to the Company's long-term results and how the performance criteria has been applied.

The vote on the Remuneration Report is a non-binding advisory vote.

The Remuneration Report is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

Re item (9):

The Board of Directors proposes that the General Meeting approves the fees for the Board of Directors for the financial year 2022:

	Cash fee (DKK)	RSUs (Number)
Member of the Board	100,000	1,500
Chairman of the Board	0	5,000
Vice-Chairman of the Board	0	1,000
Chair of the Audit Committee	0	4,000
Member of the Audit Committee	0	2,500
Member of the Remuneration Committee	0	1,500
Member of the Scientific Committee	0	1,500

The value of each RSU is determined by multiplying the simple average of the closing price of the Company's share on Nasdaq Copenhagen A/S for a period of 5 trading days following the annual general meeting of the Company.

Additional information on the RSUs is available in the Company's Remuneration Policy, which can be found on the Company's website: https://www.zealandpharma.com/remuneration-committee.

Re item (10):

The Board of Directors proposes that the General Meeting approves to introduce an option under the existing authorization in Article 7.1 of the Articles of Association for the Board of Directors to increase the share capital by way of debt conversion and, subject to approval of agenda item (12), to include a total aggregate cap of nominally DKK 10.850.136 for the capital increases which the Board of Directors may decide upon pursuant to Article 7.1 and the proposed new Article 8.13 (see agenda item (12)).

Article 7.1 of the Company's Articles of Association is proposed amended as follows:

"7.1. Bestyrelsen er i perioden indtil den 15. april 2026 bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital ved udstedelse af nye aktier med indtil nominelt DKK 10.850.136. Forhøjelsen af aktiekapitalen skal ske til markedskurs og skal gennemføres uden fortegningsret for Selskabets eksisterende aktionærer. Bestyrelsen kan bestemme, at forhøjelsen skal ske ved kontant indbetaling eller ved konvertering af gæld. ~~Forhøjelsen skal ske ved kontant indbetaling.~~"

o

o    De nominelle kapitalforhøjelser, som bestyrelsen kan træffe beslutning om i medfør af punkt 7.1, og de nominelle kapitalforhøjelser, som de eventuelle konvertible gældsbreve kan konverteres til, hvis bestyrelsen udnytter bemyndigelsen i punkt 8.13, kan samlet set ikke overstige et samlet nominelt forhøjelsesbeløb på DKK 10.850.136.

"During the period until 15 April 2026 the board of directors is authorized to increase at one or more times the Company's share capital by issuance of new shares by up to nominally DKK 10,850,136. The capital increase shall be effected at market price and shall be implemented without pre-emption rights for the Company's existing shareholders. The board of directors may decide to implement the capital increase by way of cash contribution or by debt conversion. ~~The capital increase must be implemented by way of cash contribution.~~"

The nominal capital increases which the board of directors may decide upon pursuant to article 7.1, and the nominal capital increases to which any convertible debt instruments may be converted if the board of directors exercises the authorization in article 8.13, cannot exceed a total aggregate nominal amount of DKK 10,850,136.

A draft version of the revised Articles of Association reflecting the proposed amendments (tracked) pursuant to this item (10) is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The adopted Articles of Association will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

Re item (11):

The Board of Directors proposes that the General Meeting adopts a new authorization for the Board of Directors to issue warrants in accordance with the following provisions to be inserted in the Company’s Articles of Association as Articles 8.10-8.12:

o    "8.10. Bestyrelsen er i perioden indtil den 6. april 2027 bemyndiget til ad en eller flere gange at udstede warrants med ret til at tegne op til nominelt DKK 2.181.707 aktier i Selskabet. Selskabets aktionærer skal ikke have fortegningsret ved bestyrelsens udnyttelse af denne bemyndigelse. De nærmere vilkår fastsættes af bestyrelsen. Bestyrelsen fastsætter selv udnyttelseskursen samt øvrige vilkår for warrants, dog således at udnyttelseskursen som minimum skal svare til markedskursen på tidspunktet for udstedelsen af warrants, medmindre disse udstedes til Selskabets medarbejdere.

Bestyrelsen kan efter de til enhver tid gældende regler i selskabsloven genanvende eller genudstede eventuelle bortfaldne ikke udnyttede warrants, forudsat at genanvendelsen eller genudstedelsen finder sted inden for de vilkår og tidsmæssige begrænsninger, der fremgår af denne bemyndigelse. Ved genanvendelse forstås adgangen for bestyrelsen til at lade en anden aftalepart indtræde i en allerede bestående aftale om warrants. Ved genudstedelse forstås bestyrelsens mulighed for inden for samme bemyndigelse at genudstede nye warrants, hvis allerede udstedte warrants er bortfaldet.

"During the period until 6 April 2027 the board of directors is authorized to issue at one or more times warrants with a right to subscribe for shares up to an aggregate amount of nominally DKK 2,181,707 shares in the Company. The shareholders of the Company will not have pre-emptive subscription rights when the Board of Directors exercises this authorization. The specific terms and conditions in this respect are to be determined by the Board of Directors. The Board of Directors determines, at its own discretion, the exercise price as well as other terms and conditions for the warrants, always provided that the exercise price as a minimum corresponds to the market price at the time of issuance of the warrants, unless these are issued to the Company's employees.

Pursuant to the provisions of the Danish Companies Act in force from time to time, the Board of Directors may reapply or reissue any lapsed non-exercised warrants, provided that such reapplication or reissue is made under the terms and conditions and within the time limits specified under this authority. Reapplication means the right of the Board of Directors to let another contractual party become a party to an already existing agreement on warrants. Reissue means the possibility for the Board of Directors to reissue new warrants under the same authorization if those already issued have lapsed.

Bestyrelsen er i perioden indtil den 6. april 2027 endvidere bemyndiget til ad en eller flere gange at forhøje Selskabets aktiekapital med op til nominelt DKK 2.181.707 aktier ved kontant indbetaling i forbindelse med udnyttelse af warrants eller et sådant beløb som måtte følge af en eventuel regulering af antallet af warrants ved ændringer i Selskabets kapitalforhold. Selskabets aktionærer skal ikke have fortegningsret til aktier som udstedes ved udnyttelse af udstedte warrants.

8.11. Alle aktier, der tegnes ved udnyttelse af warrants udstedt i henhold til § 8.10, skal være omsætningspapirer og navneaktier og noteres i Selskabets ejerbog.

De nye aktier skal være ligestillet med den bestående aktiekapital. Ingen aktionær skal være forpligtet til at lade sine aktier indløse helt eller delvist. De nye aktier skal give ret til udbytte og andre rettigheder i Selskabet fra det tidspunkt, som fastsættes af bestyrelsen i forhøjelsesbeslutningen.

8.12. Bestyrelsen er bemyndiget til at ændre nærværende vedtægter i tilfælde af udnyttelse af de givne bemyndigelser eller warrants."

During the period until 6 April 2027, the Board of Directors is also authorized to increase at one or more times the Company's share capital by up to nominally DKK 2,181,707 shares by cash payment in connection with the exercise of the warrants or such an amount caused by an adjustment (if any) in the number of warrants due to changes in the capital structure, without pre-emptive subscription rights for the shareholders of the Company to shares issued by exercise of the issued warrants.

The shares subscribed for by exercise of the warrants issued pursuant to article 8.10 shall be negotiable instruments and issued in the holder’s name and shall be registered in the Company’s Register of Shareholders.

The new shares shall have the same rights as the existing shares of the Company. No shareholder shall be obliged to have the shares redeemed fully or partly. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the Board of Directors in connection with the decision to increase the share capital.

The Board of Directors is authorized to amend these Articles of Association as a consequence of applying the authorizations granted or the exercise of warrants."

A draft version of the revised Articles of Association reflecting the proposed amendments (tracked) pursuant to this item (11) is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The adopted Articles of Association will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

Re item (12):

The Board of Directors proposes that the General Meeting adopts an authorization for the Board of Directors to raise loans against issuance of convertible debt instruments in accordance with the following provisions to be inserted in the Company’s Articles of Association as Articles 8.13-8.15:

o    "8.13. Bestyrelsen er i perioden indtil den 15. april 2026 bemyndiget til ad en eller flere gange at optage lån mod udstedelse af obligationer eller andre gældsbreve med en adgang til konvertering til kapitalandele (konvertible lån), som ved konvertering af hovedstol og tilhørende renter giver ret til at tegne kapitalandele med indtil en nominel værdi på i alt DKK 10.850.136. Konvertible gældsbreve kan optages i danske kroner (DKK) eller et tilsvarende beløb i udenlandsk valuta, herunder amerikanske dollar (USD) og euro (EUR) omregnet i henhold til gældende valutakurser på tidspunktet for udstedelsen af det konvertible gældsbrev. Konvertible gældsbreve skal tegnes mod kontant betaling. Bestyrelsen fastsætter selv tegnings- og konverteringskursen ved udstedelse af det konvertible gældsbrev, dog således at tegnings- og konverteringskursen som minimum skal svare til markedspris på tidspunktet for udstedelsen af det konvertible gældsbrev. Udstedelsen af konvertible gældsbreve skal ske uden fortegningsret for selskabets eksisterende kapitalejere. Konverteringsfristen kan fastsættes til en længere periode end 5 år efter optagelsen af det konvertible lån. Bestyrelsen skal yderligere være bemyndiget til at gennemføre de til konvertering af de konvertible lån hørende nødvendige kapitalforhøjelser samt foretage øvrige relaterede konsekvensrettelser i vedtægterne.

"During the period until 15 April 2026 the Board of Directors is authorized to, at one or more times, raise loans against issuance of bonds or other debt instruments with access to conversion to shares (convertible loans), which by conversion of the principal and interests gives the right to subscribe for shares of up to a total of nominally DKK 10,850,136. Convertible debt instruments may be raised in Danish Kroner (DKK) or the equivalent in foreign currency, including US dollar (USD) og euro (EUR) computed at the rates of exchange ruling at the time of issuance of the convertible debt instrument. Convertible debt instruments shall be issued against payment in cash. The Board of Directors determines, at its own discretion, the subscription and conversion rates at issuance of the convertible debt instrument, always provided that the subscription and conversion rates as a minimum correspond to the market price at the time of issuance of the convertible debt instrument. The issuance of convertible debt instruments shall be made without a pre-emption right for the existing shareholders of the Company. The conversation period may run for longer than five years after the raising of the convertible loan. The Board of Directors shall further be authorised to effect the increases of the share capital associated with the conversion of the convertible debt instruments and carry out the associated consequential amendments of the Articles of Association.

o    De nominelle kapitalforhøjelser, som bestyrelsen kan træffe beslutning om i medfør af punkt 7.1, og de nominelle kapitalforhøjelser, som de eventuelle konvertible gældsbreve kan konverteres til, hvis bestyrelsen udnytter bemyndigelsen i punkt 8.13, kan samlet set ikke overstige et samlet nominelt forhøjelsesbeløb på DKK 10.850.136.

o    8.14. De nye kapitalandele, der udstedes i henhold til punkt 8.13 skal være ligestillet med den bestående kapital. De nye kapitalandele skal være omsætningspapirer og navnekapitalandele og skal noteres i selskabets ejerbog. De nye kapitalandeles omsættelighed er ikke begrænset. Ingen kapitalejer skal være forpligtet til at lade sine kapitalandele indløse helt eller delvist. De nye kapitalandele skal give ret til økonomiske og forvaltningsmæssige rettigheder i selskabet fra det tidspunkt, som fastsættes af bestyrelsen i forhøjelsesbeslutningen.

8.15. Bestyrelsen er bemyndiget til at fastsætte de nærmere vilkår for de konvertible gældsbreve i henhold til ovennævnte bemyndigelse. Bestyrelsen er endvidere bemyndiget til at foretage de ændringer i vedtægterne, som måtte være nødvendige som følge af bestyrelsens udnyttelse af ovenstående bemyndigelse."

The nominal capital increases which the board of directors may decide upon pursuant to article 7.1, and the nominal capital increases to which any convertible debt instruments may be converted if the board of directors exercises the authorization in article 8.13, cannot exceed a total aggregate nominal amount of DKK 10,850,136.

The new shares that will be issued under article 8.13 will rank equally with the existing share capital. The new shares will be negotiable instruments and will be registered in the holder’s name in the Company’s register of shareholders. The transferability of the new shares will be unrestricted. No shareholder will be under an obligation to have the Company or others redeem its shares in whole or in part. The new shares entitle the holder to dividends and other rights in the Company as of the date set by the Board of Directors in the resolution to increase the share capital.

The Board of Directors will be authorised to lay down the terms and conditions for the convertible debt instruments in accordance with the above authorisation. The Board of Directors will further be authorised to implement any amendments to the Articles of Association that may be necessary when the Board of Directors exercises the above authority."

A draft version of the revised Articles of Association reflecting the proposed amendments (tracked) pursuant to this item (12) is available on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

The adopted Articles of Association will be uploaded on the Company's website: https://www.zealandpharma.com/corporate-governance after the General Meeting.

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Language

The General Meeting is held in English without any translation into Danish.

Resolution requirements

The following requirements are applicable in order to pass the resolutions and must all be fulfilled in order for the proposals to be adopted:

The proposals set out in items (2)-(9) of the agenda must be adopted by a simple majority of votes. Adoption of the proposal set out in items (10)-(12) of the agenda requires at least two-thirds of the votes cast as well as at least two-thirds of the share capital represented at the General Meeting.

It is noted that the vote on the Remuneration Report pursuant to agenda item (8) is a non-binding advisory vote.

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General share information

The share capital of the Company is nominally DKK 43,634,142. The nominal amount of each share is DKK 1. Each share of DKK 1 has one vote at the General Meeting.

The shareholders may exercise their financial rights through their own depositary banks.

Information on the Company’s website

Further information about the General Meeting will be available from 10 March, 2022 on the Company’s website: https://www.zealandpharma.com/annual-general-meeting including:

1)    The total number of shares and voting rights in the Company on the date of the notice

2)    The notice to convene, along with the agenda and the complete proposals

3)    A proxy/ postal vote form

4)    The documents to be presented at the Annual General Meeting, including the Annual Report 2021, a description of the nominated candidates (Appendix 1), the Remuneration Report, the draft revised Remuneration Policy, and the draft revised Articles of Association.

Publication of notice

This notice has been made public via the electronic IT-system of the Danish Business Authority, on the Company's website: https://www.zealandpharma.com/annual-general-meeting and transmitted via the Company's depositary bank (Danske Bank A/S) through the chain of intermediaries. It has also been sent electronically to all shareholders who have registered their e-mail address with the Company and by ordinary mail to shareholders having requested so.

Request for notice to convene by ordinary mail

Please note that shareholders need to notify the Company each year, via the shareholder portal, if they wish to receive the notice to convene for the Annual General Meeting by ordinary mail instead of e-mail.

Questions

Shareholders may submit questions in writing concerning the agenda and the other material relating to the General Meeting.

Questions submitted in advance of the General Meeting must be received by the Company no later than on Monday, 4 April 2022 at 9:00 am (CEST). Questions can be submitted by e-mail to agm22@zealandpharma.com or by ordinary mail and will be answered in writing or orally at the General Meeting, unless the answer is made available from a Q&A function on the Company's website: https://www.zealandpharma.com/annual-general-meeting.

Shareholders will also be able to submit questions during the General Meeting through the live chat function. Questions received during the General Meeting will be answered orally at the General Meeting.

To ensure a smooth course of events at the General Meeting, we encourage shareholders to submit any questions well in advance of the General Meeting.

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In order to attend the electronic General Meeting and vote, the following apply:

Date of registration

The shareholders' right to attend and vote at the General Meeting, or to vote by post, is determined based on the shares that the shareholders hold on the date of registration, which is Wednesday, 30 March 2022.

Only persons who are shareholders of the Company on the date of registration may attend and vote at the General Meeting.

Once the date of registration has passed, the shares held by each shareholder will be calculated. The calculation is based on the registration of shares in the register of shareholders as well as on notifications of ownership that were received by the Company before the date of registration passed for the purpose of registration in the register of shareholders, but which have not yet been registered in the register of shareholders.

Admission card

In order to attend the General Meeting (electronically), shareholders must order an admission card no later than Monday, 4 April 2022 at 9:00 am (CEST).

Admission may be requested as follows:

•	Electronically via the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal; or
•	By contacting Computershare A/S; by telephone +45 45460997, by e-mail to gf@computershare.dk or by written enquiry to Computershare A/S, Lottenborgvej 26, DK-2800 Kgs. Lyngby, Denmark.

Please note that the Annual General Meeting will be held completely electronically, and printed admission details shall solely be used for the shareholders to access the general meeting via the internet.

Upon registration, a confirmation with the admission card enclosed (including meeting ID, a unique username, and password) will be sent out electronically via email to the email address specified in the shareholder portal. If no email address is specified in the shareholder portal, shareholders may download and/or print the admission details through the shareholder portal on the Company's website: https://www.zealandpharma.com/shareholder-portal.

A shareholder (or the shareholder’s proxy holder) may participate in the General Meeting together with an advisor, provided that the shareholder has duly requested admission for the advisor’s participation.

If the admission details are lost or in case of any issues with accessing the General Meeting, Computershare A/S will provide technical assistance. Computershare A/S will be available Wednesday, 6 April 2022 from 2:00 pm (CEST) and during the General Meeting.

Electronic attendance

In view of the Annual General meeting being held as a completely electronic general meeting, shareholders will solely be able to attend the general meeting via the internet.

The technical requirements for use of the electronic systems are:

•	A computer, tablet, or smartphone (it is recommended to participate via computer or tablet for the best experience), and
•	The latest version of Chrome, Safari, Internet Explorer 11, Edge, or Firefox.

Each shareholder is responsible for ensuring that they have a computer, tablet, or smartphone with internet access, and a functional and adequate internet connection.

As the annual general meeting will be live-transmitted (webcasted), minor delays in communication or voting may occur.

Further detailed instructions on the procedures to attend, vote and submit questions during the Annual General Meeting will be made available on the Company’s website: https://www.zealandpharma.com/annual-general-meeting.

Proxy

Proxies may represent a shareholder at the Annual General Meeting. In this case, Computershare A/S must receive a completed and signed proxy form no later than Monday, 4 April, 2022 at 9:00 am (CEST).

It is possible to submit a proxy form electronically directly via the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal.

The proxy form can also be downloaded or printed from the Company’s website: https://www.zealandpharma.com/shareholder-portal and be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or e-mail (gf@computershare.dk).

Postal vote

Shareholders who are unable to attend the electronic General Meeting can vote by post, in other words vote in writing, before the General Meeting is held. Computershare A/S must have received a postal vote no later than Monday, 4 April, 2022 at 9:00 am (CEST).

It is possible to vote by post electronically on the shareholder portal in the Investors section of the Company’s website: https://www.zealandpharma.com/shareholder-portal.

A postal vote form is also available for downloading or printing from the Company’s website: https://www.zealandpharma.com/shareholder-portal. Once completed, dated and signed, the vote may be sent by post (Computershare A/S, Lottenborgvej 26, 2800 Kgs. Lyngby, Denmark), fax (+45 45 46 09 98) or by e-mail (gf@computershare.dk).

A postal vote that has been received is irrevocable.

Processing of personal data

The Company's Privacy Policy for Shareholders etc. explains how the Company processes personal data in connection with the Annual General Meeting. The Policy is available on the company website: www.zealandpharma.com under "Investor > Annual General Meeting".

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Date: 10 March, 2022

Kind regards,

The Board of Directors of Zealand Pharma A/S